Jodie Bourdet +1 (415) 693-2054 jbourdet@cooley.com	Via EDGAR

May 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius
Irene Paik
Christie Wong
Vanessa Robertson

Re:	Vera Therapeutics, Inc.

Registration Statement on Form S-1

Filed April 23, 2021

File No. 333-255492

Ladies and Gentlemen:

On behalf of Vera Therapeutics, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 23, 2021. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No.1.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Registration Statement on Form S-1

Business

Phase 2 SLE Clinical Trial In Patients With SLE For 52 Weeks, page 112

1.

We note your revisions in response to comment 1. Please also revise your disclosure that “atacicept 150 mg showed clinical efficacy,” as efficacy determinations are solely within the authority of the FDA or similar foreign regulators. Relatedly, please revise the subheading on page 114 entitled “Figure 20: Durable Efficacy Observed in HDA Patients in the Phase 2 ADDRESS II Trial.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 116 of Amendment No. 1.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

May 10, 2021

Page Two

Please contact me at (415) 693-2054 or Carlton Fleming at (650) 843-5865 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jodie Bourdet
Jodie Bourdet
Cooley LLP

cc:	Marshall Fordyce, M.D., Vera Therapeutics, Inc.

Jonathan Wolter, Vera Therapeutics, Inc.

Carlton Fleming, Cooley LLP

Jesse Nevarez, Goodwin Procter LLP

Heidi Mayon, Goodwin Procter LLP

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com